Exhibit 99.1

PRESS RELEASE

ALAMOS GOLD AND AURICO GOLD TO COMBINE

CREATING LEADING INTERMEDIATE GOLD PRODUCER

Toronto: April 13, 2015: Alamos Gold Inc. (“Alamos”) (TSX/NYSE:AGI) and AuRico Gold Inc. (“AuRico”) (TSX/NYSE: AUQ) are pleased to announce that they have entered into a definitive agreement to combine their respective companies (the “Merger”) by way of a plan of arrangement, creating a new, leading intermediate gold producer (“MergeCo”). The Merger combines two top-quality, highly-complementary asset portfolios, including two long-life, cash flow-generating gold mines: AuRico’s Young-Davidson mine in Ontario, Canada and Alamos’ Mulatos mine in Sonora, Mexico. The transaction is structured as a merger of equals with a transaction equity value of approximately US$1.5 billion.

Under the terms of the Merger, holders of Alamos shares will receive, for each share held, 1 MergeCo share and US$0.0001 in cash, and holders of AuRico shares will receive, for each share held, 0.5046 MergeCo shares. Upon completion of the Merger, former Alamos and AuRico shareholders will each own approximately 50% of MergeCo (named Alamos Gold Inc.). In addition, a new company (“SpinCo”), to be named AuRico Metals Inc., will be created to hold AuRico’s Kemess project, a 1.5% net smelter return royalty (“NSR”) on the Young-Davidson mine, AuRico’s Fosterville and Stawell royalties, and will be capitalized with US$20 million of cash. Upon completion of the Merger, MergeCo will own a 4.9% equity interest in SpinCo. The remaining shares of SpinCo will be distributed 50% each to former Alamos and AuRico shareholders.

The merger is subject to shareholder and other applicable regulatory approvals and satisfaction of other customary conditions. The merger is expected to close in the second quarter of 2015.

A joint conference call and webcast is scheduled for Monday, April 13, 2015 beginning at 8:30 a.m. Eastern Time (details provided below).

Highlights of the Merger

•	Creation of a leading intermediate gold producer: Creates a larger, diversified portfolio of assets located in stable jurisdictions, underpinned by two top-tier producing mines, Young-Davidson and Mulatos, and a significant pipeline of high-quality development projects.

•	Peer-leading growth profile in safe jurisdictions: Expected to produce 375 – 425 koz of gold in 2015 in Mexico and Canada with the potential to grow organically to over 700 koz of gold annually. The development portfolio is anchored by quality, low-cost projects in Turkey as well as three projects in North America (Esperanza, Lynn Lake and Quartz Mountain).

•	Strong financial position: Strong pro-forma cash position of US$427 million, net cash of US$94 million and growing cash flow generation to support further growth.

•	Enhanced capital markets profile: The combined market capitalization of US$1.5 billion, increased trading liquidity and expanded analyst coverage is expected to significantly enhance the combined company’s capital markets profile.

•	Revaluation opportunity: With diversified production, superior growth profile, strong balance sheet, greater market profile and proven management and operating teams, the combined company is well positioned for a potential value re-rating.

•	Potential to unlock significant value through SpinCo: Shareholders of both Alamos and AuRico will also benefit from the exposure to the significant value potential of the Kemess project and stable, diversified royalty revenue via ownership in SpinCo.

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John McCluskey, President and CEO of Alamos, stated: “We are very pleased to bring this transaction forward to the benefit of both sets of shareholders. Alamos has remained disciplined in its growth initiatives, building and preserving a robust balance sheet for the right opportunity. We believe the addition of the flagship, long-life Young-Davidson mine is just that opportunity. The combination of diversified production from three mines and a pipeline of low-cost growth projects in safe jurisdictions equate to a leading gold intermediate and a significant re-rate opportunity for our collective shareholders.”

Scott Perry, President and CEO of AuRico stated: “This merger with Alamos represents a logical business combination that will create a premier intermediate gold producer with a diversified asset base that includes three low-cost producing mines, a significant organic growth profile, a pipeline of high-quality development projects, all of which is underpinned by a solid balance sheet and led by an experienced and proven management team. We are confident that our shareholders will benefit from the value creation opportunities that will be realized through an expanded and more diversified asset base and enhanced cash flow generating capabilities. Shareholders will also benefit from the creation of SpinCo as they retain ongoing exposure to significant unlocked value in the highly prospective Kemess project, and stable, diversified sources of royalty revenue.”

Benefits to All Shareholders

•	Diversified production from three North American mines including the long-life, flagship Young-Davidson and Mulatos mines.

•	Extensive growth portfolio of quality assets in safe jurisdictions.

•	Among the strongest balance sheets within its peer group with positive net cash, as well as significant and growing cash flow generation with which to fund growth.

•	Significant potential synergies in Mexico and Canada.

•	Re-rating potential as a leading intermediate gold producer with a strong growth profile, increased trading liquidity and enhanced capital market attractiveness.

•	Combination of two complementary and highly experienced management and operating teams.

•	Exposure to SpinCo with significant unlocked value in the Kemess project, diversified royalty revenues and led by a strong management team.

Merger Summary

The proposed transaction will be completed pursuant to a plan of arrangement and will require the approval of 66 2⁄3% of Alamos shareholders and 66 2⁄3% of AuRico shareholders. The directors and officers of Alamos and AuRico have entered into support agreements pursuant to which they agreed to vote their shares in favor of the proposed transaction.

Alamos and AuRico’s Board of Directors have determined that the proposed transaction is in the best interest of the respective shareholders, having taken into account advice from their financial advisors, and have unanimously approved the Merger. Alamos and AuRico’s Board of Directors recommend that their shareholders vote in favor of the proposed transaction.

In addition to shareholder approvals, the proposed transaction will be subject to applicable regulatory approvals and the satisfaction of other customary conditions. The Merger includes customary provisions, including fiduciary-out provisions, covenants not to solicit other acquisition proposals and the right to match any superior proposals. Termination fees of US$28.4 million will be paid to Alamos and US$37.5 million will paid to AuRico in certain circumstances should the Merger not be completed.

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Private Placement Transaction

In connection with the Merger, Alamos and AuRico have also agreed that Alamos will subscribe for approximately 27.9 million common shares of AuRico on a private placement basis, representing approximately 9.9% of AuRico’s outstanding common shares after giving effect to the private placement. The common shares will be acquired at a price of US$2.99 per share, equal to AuRico’s closing price on the New York Stock Exchange on April 10, 2015, for total gross proceeds to AuRico of approximately US$83.3 million. Completion of the private placement is subject to the satisfaction of certain regulatory requirements but is not contingent on completion of the Merger.

Management Team and Board of Directors

The senior executive team and the Board of Directors of the combined company will draw from the extensive experience and expertise of both companies. The senior executive team and Chairman of the combined company will include:

•	Alan Edwards: Chairman (AuRico)
•	John McCluskey: CEO (Alamos)
•	Peter MacPhail: COO (AuRico)
•	Jamie Porter: CFO (Alamos)

The Board of Directors will be comprised of 10 directors with each company having equal representation of 5 directors, including Scott Perry and John McCluskey. The remaining directors will be nominated upon completion of the transaction.

SpinCo

Pursuant to the plan of arrangement, the following assets will be transferred to SpinCo:

•	The Kemess project;
•	A newly created 1.5% NSR on the Young-Davidson mine;
•	The existing 2.0% NSR on the Fosterville mine;
•	The existing 1.0% NSR on the Stawell mine; and
•	US$20 million in cash

The senior executive team and Board of Directors of SpinCo will include:

•	Scott Perry: Executive Chairman (AuRico)
•	Chris Richter: CEO (AuRico)
•	Robert Chausse: CFO (AuRico)
•	Two director nominees of Alamos

Upon completion of the plan of arrangement, MergeCo will own a 4.9% equity interest in SpinCo. The remaining shares of SpinCo will be distributed 50% each to former Alamos and AuRico shareholders.

SpinCo will allow all shareholders to benefit from the advancement of the Kemess project and stable, diversified revenue generation from three royalty assets.

Advisors and Counsel

Alamos’ financial advisor is Maxit Capital LP and its legal counsel in Canada and the US is Torys LLP. Maxit Capital LP provided an opinion to Alamos’ Board of Directors that, as of the date thereof and subject to the assumptions, limitations and qualifications set out therein, the transaction is fair, from a financial point of view, to the shareholders of Alamos.

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AuRico’s financial advisor is Scotiabank, its Canadian legal counsel is Fasken Martineau and its US legal counsel is Paul Weiss. Scotiabank provided an opinion to AuRico’s Board of Directors that, as of the date thereof and subject to the assumptions, limitations and qualifications set out therein, the transaction is fair, from a financial point of view, to the shareholders of AuRico.

Conference Call and Webcast

Alamos and AuRico will host a joint conference call and webcast on Monday, April 13, 2015 at 8:30 a.m. Eastern time for members of the investment community to discuss the business combination. Participants may join the conference call using the following call-in details:

•	Local and international: (416) 340-8527
•	North American toll-free: (800) 355-4959

A live webcast of the conference call can be accessed via the following link: www.gowebcasting.com/6474 or via www.alamosgold.com or www.auricogold.com.

A replay of this conference call will be available until May 22, 2015. The replay numbers are:

•	Local and international: (905) 694-9451
•	North American toll-free: (800) 408-3053
•	Replay passcode: 5616027

An archived version of the webcast will be available via the following link: www.gowebcasting.com/6474 and via www.alamosgold.com and www.auricogold.com.

About Alamos Gold

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 500 people and is committed to the highest standards of sustainable development. As of March 30, 2015, Alamos had 127,357,486 common shares outstanding (140,164,052 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential. The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes the advanced development Kemess Property in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the Alamos and AuRico websites at www.alamosgold.com and www.auricogold.com or contact:

Scott Parsons Director, Investor Relations Alamos Gold Inc. 416-368-9932 x439 sparsons@alamosgold.com	Anne Day Vice President, Investor Relations & Communications AuRico Gold Inc. 647-260-8880 anne.day@auricogold.com

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The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Alamos Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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AuRico Cautionary Statement

This press release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.

All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget” and similar expressions identify forward-looking statements. Forward-looking statements include information as to the timing, success and expected benefits of the Merger and the future prospects of MergeCo and Spinco, strategy, plans or future financial or operating performance, such as AuRico’s expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management’s expectations or estimates of future performance. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, including: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the risk that mining operations do not meet expectations; the risk that projects will not be developed according to budgets or timelines, changes in laws in Canada, Mexico and other jurisdictions in which AuRico may carry on business; risks of obtaining necessary licenses, permits or approvals for operations or projects; disputes over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal or Ejido title claims; compliance risks with respect to current and future environmental regulations; disruptions affecting operations; opportunities that may be pursued by AuRico; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of AuRico’s share price; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from derivative instruments or the absence of hedging; adequacy of internal control over financial reporting; changes in credit rating; and the impact of inflation. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: shareholder and regulatory approvals, anticipated synergies and efficiencies, business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and ability to do so on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners.

In particular, forward-looking information included in this document includes, but is not limited to: (1) assumptions and expectations with regard to the Merger and its completion and the anticipated benefits and advantages of the Merger, (2) the future prospects of MergeCo and Spinco and the ability to unlock value, (3) production estimates and production growth rates, which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability; (4) capital expenditures and other cash costs, which assume foreign exchange rates and accuracy of production estimates, and may be impacted by unexpected maintenance, the need to hire external resources and accelerated capital plans; (5) profits and free cash flow, which assume production and expenditure estimates and may be impacted by gold prices, production estimates, and the timing of payments, and (6) reserves and resources which are forward looking statements by their nature involving implied assessment, and may be impacted by metal prices, future drilling results, operating costs, mining recoveries and dilution rates. AuRico disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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